EXHIBIT 99.1

Caledonia Mining Corporation Plc Trading update for the year ended December 31, 2023

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

ST HELIER, Jersey, March 04, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) provides the following trading update for the year ended December 31, 2023.

Caledonia reports that Blanket Mine has continued to perform well since the end of the quarter ended September 30, 2023 with full year production for 2023 of 75,416 ounces. As a result, the Company expects to report revenue for the full year in line with market expectations.

However, increased operating costs for 2023 and several significant one-off, non-operating costs in the final quarter of the year have resulted in reduced profit for the full year. The increase in operating costs comprises of higher than expected overtime payments and power costs at Blanket Mine. In relation to non-operating costs, general and administrative costs rose with global inflation and these also included higher than expected staff termination costs. The Company also encountered higher financing costs, including hedging, interest, and foreign exchange losses and a one-off impairment charge in relation to a VAT refund claim at the Blanket Mine solar project.

As a result of the above, the Company now expects to report an adjusted profit before tax for the year ended December 31, 2023 materially below market expectations.

Further information on the increase in costs will be provided in the operating and financial results for the quarter ended December, 31 2023.

Reassuringly, a significant proportion of these cost increases are not expected to be carried through into 2024. Specifically, costs associated with Bilboes are now reduced to care and maintenance only and the project was cash neutral in the fourth quarter of 2023. Production and costs at Blanket in 2024 to-date is also within expectations of full year guidance, and the Company is introducing measures aimed at reducing electricity costs over the medium term.

At December 31, 2023, the Company had cash on hand of $6.7 million and overdrafts and term loans of $17.7 million.

Notice of Results
The Company announces that its operating and financial results for the quarter ended December 31, 2023 will be published on or before March 28, 2024.

Mark Learmonth, Chief Executive Officer, commented:

“It is regrettable that, at a group level, we have been adversely affected by a series of higher-than-expected costs in the second half of 2023 which have had a negative effect on the full year profitability. The performance of Blanket Mine remains strong and, notwithstanding some unforeseen overtime and power cost issues in the second half, has met guidance and produced a robust performance for the second half of 2023.

“A number of the other cost items are not anticipated to be recurring, whereas others have arisen from our decisions to invest in the business, most notably around personnel and advancing the Bilboes sulphide project. I am confident that many of these will not recur in 2024 which has started positively and I look forward to the future with optimism as we pursue our goal of becoming a multi-asset production company.”

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor – Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: our expectations in respect of future costs and how to control them, the publication of annual financial results, the performance of our investments and achieving our production guidance for the year. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the assessment of the existing capital intensity of the Bilboes gold project and Caledonia’s experience of project development in Zimbabwe and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.